SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2023
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer’s ID 33.042.730/0001-04

NIRE 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional ("CSN") hereby announces to its shareholders and the market in general, that it has signed, on October 27, 2023, with Talavera Administração e Participação Ltda. (“Talavera”), registered with the Corporate Taxpayer’s ID under No. 51.915.323/0001-46, a Purchase and Sale Agreement of Shares and Other Covenants ("Agreement"), which sets forth about the acquisition, by CSN, of shares issued by Panatlântica S.A. ("Panatlântica"), a publicly held company registered with the Corporate Taxpayer’s ID under No. 92.693.019/0001-89, representing 18.61% of the share capital of Panatlântica ("Transaction"). As a result of the Transaction, and under the terms of the Agreement, CSN will hold shares issued by Panatlântica representing 29.91% of the share capital of Panatlântica. Also, as a result of the Transaction, LP Aços Participações Ltda. ("LP Aços"), registered with the Corporate Taxpayer’s ID under No. 53.199.162/0001-67, will execute with CSN a new Shareholders' Agreement of Panatlântica.

The closing of the Transaction remains subject, among other conditions precedent, to the approval of the antitrust governmental authorities.

The Transaction is part of CSN’s strategy in advancing in the value chain of the steel segment, increasing its competitivity upon the reinforcement of its distribution channels and levels of services to the final clients.

The Company will keep its shareholders and the market in general duly informed of any developments of the Transaction, pursuant to the terms of the applicable law.

São Paulo, October 30, 2023.

Marcelo Cunha Ribeiro

Executive of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 30, 2023

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.